SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Red Robin Gourmet Burgers, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

75689M101
(CUSIP Number)

Marc Weingarten, Esq. and
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101	SCHEDULE 13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,361,019 (See Item 6)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,361,019 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,361,019 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.73% (See Item 6)
14	TYPE OF REPORTING PERSON* IA, CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MAGNOLIA MASTER FUND, LTD..
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 972,975 (See Item 6)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 972,975 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 972,975 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.24% (See Item 6)
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 60,440
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 60,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 60,440
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEH CAPITAL, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON EQUITY STRATEGIES MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 327,604 (See Item 6)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 327,604 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 327,604 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.10% (See Item 6)
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,361,019 (See Item 6)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,361,019 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,361,019 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.73% (See Item 6)
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPOTLIGHT ADVISORS, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GREGORY P. TAXIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 10 of 19 Pages

Item 1.	SECURITY AND ISSUER

The Schedule 13D filed on June 10, 2010 (the “Schedule 13D”), as amended by Amendment No. 1 dated June 24, 2010, as amended by Amendment No. 2 dated July 12, 2010, as amended by Amendment No. 3 dated August 5, 2010, by the Clinton Group, Inc., a Delaware corporation, Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company, Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company, George Hall, Spotlight Advisors, LLC, a Delaware Limited Liability Company, and Gregory Taxin relating to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 4 to the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (“CSO”), Clinton Equity Strategies Master Fund, Ltd., a Cayman Islands exempted company ("CES"), GEH Capital, Inc., a Delaware corporation ("CAB"), George Hall (CGI, CMAG, CSO, CES, CAB and George Hall, collectively "Clinton"), Spotlight Advisors, LLC, a Delaware Limited Liability Company ("SAL"), and Gregory Taxin (SAL and Gregory Taxin, collectively "Spotlight," and collectively with Clinton, the "Reporting Persons").

(b) The principal business address of CGI, CAB, SAL, George Hall and Gregory Taxin is 9 West 57th Street, 26th Floor, New York, New York 10019.  The principal business address of CMAG, CES and CSO is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CGI is investing for funds and accounts under its management.  The principal business of CMAG, CSO, CES, CAB and SAL is to invest in securities.  George Hall is the Chief Investment Officer and President of CGI.  Gregory Taxin is the managing member of SAL.  His principal occupation is to invest in securities.

(d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) George Hall and Gregory Taxin are citizens of the United States of America.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CMAG, CES, CSO, CAB and SAL is set forth in Schedule A attached hereto.  To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.

CUSIP No. 75689M101	SCHEDULE 13D	Page 11 of 19 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of CMAG, CSO, CES, CAB and SAL. A total of approximately $28,192,000 was paid to acquire such Shares.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to include the following:

On November 5, 2010, representatives of the Reporting Persons held a conference call with the Chief Executive Officer, Chief Financial Officer and Chairperson of the Issuer. The Reporting Persons expressed support for the comprehensive strategy and operations review process announced by senior management of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,595,799 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2010 as reported in the Issuer's Amendment No.1  to its Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on November 9, 2010 for the period ended October 3, 2010.

As of the close of business on November 9, 2010, Clinton may be deemed the beneficial owners of an aggregate of 1,361,019 Shares constituting approximately 8.73% of the Shares outstanding.  Spotlight may be deemed to beneficially own 5,700 shares, constituting less than 0.1% of the Shares outstanding.

By virtue of the Letter Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 1,366,719 Shares, constituting approximately 8.76% of the Shares outstanding.  However, (i) Clinton expressly disclaims beneficial ownership of the Shares beneficially owned by Spotlight and (ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

(b) By virtue of investment management agreements with CMAG, CSO, CES and CAB, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,361,019 Shares beneficially owned by CMAG, CSO, CES and CAB. By virtue of his direct and indirect control of CGI, CMAG, CSO, CES and CAB, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI, CMAG, CSO, CES and CAB has voting power or dispositive power.

By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

CUSIP No. 75689M101	SCHEDULE 13D	Page 12 of 19 Pages

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 75689M101	SCHEDULE 13D	Page 13 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2010

CLINTON GROUP, INC.

By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By:	Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Chief Financial Officer

CLINTON EQUITY STRATEGIES MASTER FUND, LTD.

By:	Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Chief Financial Officer

GEH CAPITAL, INC.

By:	/s/ Francis Ruchalski
	Name:	Francis Ruchalski
	Title:	Comptroller

/s/ George Hall
Name: George Hall

CUSIP No. 75689M101	SCHEDULE 13D	Page 14 of 19 Pages

SPOTLIGHT ADVISORS, LLC

By:	/s/ Gregory P. Taxin
	Name:	/s/ Gregory P. Taxin
	Title:	Managing Member

/s/ Gregory P. Taxin
Gregory P. Taxin

CUSIP No. 75689M101	SCHEDULE 13D	Page 15 of 19 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name	Position
George Hall	Director and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director

The following sets forth the name, position and principle occupation of each director and executive officer of CAB.  Each such person is a citizen of the United States of America.  The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

GEH CAPITAL, INC.

Name	Position
George Hall	Director and President
Francis A. Ruchalski	Director and Comptroller
John L. Hall	Director

The following sets forth the name, citizenship, principal occupation and business address of each director of each of CMAG, CSO, CES and SAL. There are no executive officers of CMAG, CSO, CES or SAL.

CLINTON MAGNOLIA MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

CUSIP No. 75689M101	SCHEDULE 13D	Page 16 of 19 Pages

CLINTON EQUITY STRATEGIES MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

SPOTLIGHT ADVISORS, LLC

Gregory Taxin is the Managing Member.

CUSIP No. 75689M101	SCHEDULE 13D	Page 17 of 19 Pages

SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/15/2010	(47,300)	20.00

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)
9/14/2010	10/15/2010	(7,000)	20.00
9/20/2010	11/19/2010	(1,500)	20.00
9/21/2010	11/19/2010	(15,000)	20.00
10/5/2010	11/19/2010	(5,000)	20.00
10/5/2010	10/15/2010	(10,300)	20.00
10/6/2010	11/19/2010	(30,000)	20.00
10/6/2010	10/15/2010	(30,000)	20.00

CLINTON MAGNOLIA MASTER FUND, LTD.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/17/2010	(17,000)	17.50
9/21/2010	11,200	19.28907
10/7/2010	20,000	20.76029
10/15/2010	(50,100)	20.00
10/28/2010	10,000	21.34255
10/29/2010	10,000	20.33871
11/9/2010	20,000	18.7748

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)
9/13/2010	10/15/2010	(10,000)	20.00
9/15/2010	10/15/2010	(5,100)	20.00
9/16/2010	10/15/2010	(10,000)	20.00
9/24/2010	11/19/2010	(25,000)	20.00
9/24/2010	11/19/2010	(30,000)	20.00
10/7/2010	11/19/2010	(20,000)	20.00
10/8/2010	11/20/2010	(15,000)	22.50
10/8/2010	11/20/2010	(10,000)	22.50
10/15/2010	11/20/2010	(5,000)	22.50
10/21/2010	11/20/2010	(20,000)	22.50
10/22/2010	12/18/2010	(30,000)	22.50
10/25/2010	11/20/2010	(39,500)	25.00
10/25/2010	12/18/2010	(15,000)	22.50
10/26/2010	11/20/2010	(10,000)	25.00
11/8/2010	12/18/2010	5,600	22.50

CUSIP No. 75689M101	SCHEDULE 13D	Page 18 of 19 Pages

CLINTON EQUITY STRATEGIES MASTER FUND, LTD.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/22/10	4,100	21.93927
11/2/10	15,000	19.84858
11/3/10	4,800	19.74
11/3/10	10,200	19.71368
11/4/10	25,000	20.11243
11/5/10	48,877	18.32493
11/8/2010	15,000	18.82467
11/8/2010	24,000	18.5359

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)
9/27/2010	11/19/2010	(5,000)	20.00
9/27/2010	11/19/2010	(50,000)	20.00
9/28/2010	11/19/2010	(55,000)	20.00
9/29/2010	11/19/2010	(70,000)	20.00
11/2/2010	11/19/2010	(10,000)	20.00
11/3/2010	11/19/2010	(7,000)	20.00
11/5/2010	12/18/2010	(15,000)	20.00
11/8/2010	12/18/2010	(70,000)	20.00
11/8/2010	12/18/2010	(1,000)	20.00
11/9/2010	12/18/2010	(35,000)	20.00

CUSIP No. 75689M101	SCHEDULE 13D	Page 19 of 19 Pages

GEH CAPITAL, INC.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/8/2010	(6,500)	21.3318
10/12/2010	(1,100)	21.3673
10/20/2010	(16,048)	21.0755
10/21/2010	(26,352)	21.187

SPOTLIGHTS ADVISORS, LLC

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/4/2010	2,000	17.58